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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
            (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE
                                  ACT OF 1934)


                              DATAPOINT CORPORATION
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                                (Name of Issuer)


                              DATAPOINT CORPORATION
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                      (Name of Person(s) Filing Statement)


               8 7/8% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2006
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                         (Title of Class of Securities)

                                   238100-AB-7
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                      (CUSIP Number of Class of Securities)

                    GERALD N. AGRANOFF, DATAPOINT CORPORATION
               8410 DATAPOINT DRIVE, SAN ANTONIO, TEXAS 78229-8500
                                 (210) 593-7000
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
         and Communications on Behalf of the Person(s) Filing Statement)

                                    COPY TO:
                              SELIG D. SACKS, ESQ.
                        PRYOR CASHMAN SHERMAN & FLYNN LLP
                                 410 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 421-4100

                                December 3, 1999
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     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

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         Transaction
         Valuation(1)                             Amount Of Filing Fee
         $24,732,000                                     $4,946
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/ / Check box if any part of the fee is offset as provided by Rule 0-1l(a)(2)
and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: _______________       Filing party:_______________

Form or registration no.:______________       Date filed:_________________

Instruction. Ten Copies of this statement, including all exhibits, shall be filed with the Commission.

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(1) The filing fee is based on the total amount of consideration to be received by debentureholders assuming all debentureholders tender.

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      This Issuer Tender Offer Statement (the "Statement") relates to the tender offer by Datapoint Corporation, a Delaware corporation (the "Company"), to purchase any and all of the $54,960,000 of outstanding principal amount of its 8 7/8% Convertible Subordinated Debentures due June 1, 2006 (the "Debentures"), at a price per $1,000 principal amount of Debenture, net to the seller in cash, equal to [$_____], upon the terms and subject to the conditions set forth in the Offer to Purchase, dated __________, 1999 (the "Offer to Purchase") and the related letter of transmittal (the "Letter of Transmittal") (which are herein collectively referred to as the "Offer"). The Offer is being made to all holders of Debentures, including officers, directors and affiliates of the Company.

ITEM 1. SECURITY AND ISSUER.

      (a) The name of the Issuer is Datapoint Corporation, a Delaware corporation. Its principal executive offices are located at 7 rue d'Anjou 75008, Paris, France and at 8410 Datapoint Drive, San Antonio, Texas 78229-8500.

      (b) The class of securities to which this Statement relates is the Debentures. The information set forth in "INTRODUCTION" and "Interests of Directors and Officers" in the Offer to Purchase is incorporated herein by reference.

      (c) The Debentures are authorized for quotation on the Over-The-Counter Bulletin Board. Because the Debentures are sporadically traded and no market maker exists for the Debentures, accurate ranges of high and low bid quotations for each of the calendar quarters during the past two years are unavailable to the Company. To the knowledge of the Company, there has been no trading activity for Debentures during the past several months.

      (d) This statement is being filed by the Issuer.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a) The information set forth in "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

      (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER.

      (a)-(j) The information set forth in "INTRODUCTION," "The Debentures," "Conditions to the Offer," "Acceptance for Payment and Payment for Debentures," "Purpose of the Offer and the Solicitation" and "Interests of Directors and Officers" in the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.


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      Not Applicable

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

      Not Applicable.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

      The information set forth in "Dealer Manager" and "Depository and Information Agent" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

      (a)-(b) The information set forth in "Selected Financial information in the Offer to Purchase is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

      (a) Not applicable.

      (b) The information set forth in "Miscellaneous" in the Offer to Purchase is incorporated herein by reference.

      (c) Not applicable.

      (d) Not applicable.

      (e) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), and the Stock Purchase Agreement, a copy of which is attached hereto as Exhibit (c)(1) respectively, is incorporated herein by reference in its entirety.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

      (a)(1)  Form of Offer to Purchase dated __________, 1999.
      (a)(2)  Form of Letter of Transmittal.
      (a)(3) Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated __________, 1999.
      (a)(4)  Form of Notice of Guaranteed Delivery.
      (a)(5) Form of letter dated __________, 1999 to stockholders from the Chairman the Board of the Company and the President of the Company.


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      (a)(6)  Form of press release issued by the Company dated _________, 1999.
      (a)(7)  Form of summary advertisement dated __________, 1999.
      (a)(8)  Guidelines for Certification of Taxpayer Identification Number.
      (b)     Not applicable.
      (c)(1)  Not applicable.
      (d)     Not applicable.
      (e)     Not applicable.
      (f)     Not applicable.


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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 3, 1999
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                                                DATAPOINT CORPORATION

                                                By: /s/ Gerald N. Agranoff
                                                   -----------------------
                                                Name: Gerald N. Agranoff
                                                Title: Secretary

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